Exhibit 99.6

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Roadway Next Day Corporation

The period January 1 to December 11, 2003; Year ended December 31, 2002; One-Month Period ended December 31, 2001 (Successor Periods) and Eleven-Month Period ended November 30, 2001 (Predecessor Periods) with Reports of Independent Auditors

Report of Independent Auditors

To the Board of Directors and Shareholder

Roadway Next Day Corporation

We have audited the accompanying consolidated balance sheets of Roadway Next Day Corporation formerly Arnold Industries, Inc. as of December 11, 2003, December 31, 2002, and the related statements of consolidated operations, shareholders’ equity, parent company investment and cash flows for the period January 1, 2003 to December 11, 2003, the year ended December 31, 2002, the one-month period ended December 31, 2001, and the eleven-month period ended November 30, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roadway Next Day Corporation as of December 11, 2003, and December 31, 2002, and the consolidated results of its operations and its cash flows for the period January 1, 2003 to December 11, 2003, the year ended December 31, 2002, the one-month period ended December 31, 2001 and the eleven-month period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Akron, Ohio
January 22, 2004

Roadway Next Day Corporation

Consolidated Balance Sheets

	December 11, 2003	December 31, 2002
	(In Thousands)
Assets
Current assets
Cash and cash equivalents	$22,211	$12,988
Marketable securities	4	4
Accounts receivable, net	19,681	24,785
Prepaid expenses and supplies	2,917	2,530
Assets of discontinued operations	—	87,431
Deferred income taxes	3,796	4,088

Total current assets	48,609	131,826

Carrier operating property, at cost	102,846	100,854
Less allowance for depreciation	19,889	10,240

Net carrier operating property	82,957	90,614

Goodwill, net	269,093	269,093
Other long-term assets	6,466	22,511

Total assets	$407,125	$514,044

Liabilities, and parent company investment
Current liabilities:
Accounts payable	$12,961	$14,209
Income taxes payable	6,822	—
Salaries and wages	8,489	8,522
Freight and casualty claims payable	3,392	4,209
Liabilities of discontinued operations	—	32,407
Current portion of long-term debt	—	33,703

Total current liabilities	31,664	93,050

Long-term liabilities:
Casualty claims and other	9,331	6,539
Deferred income taxes	6,894	10,666
Accrued pension benefits	2,026	1,917
Long-term debt	150,000	273,513

Total long-term liabilities	168,251	292,635

Parent company investment	207,210	128,359

Total liabilities, and parent company investment	$407,125	$514,044

See accompanying notes.

Roadway Next Day Corporation

Statements of Consolidated Operations

	Successor Company			Predecessor Company
	January 1 to December 11, 2003	Year ended December 31, 2002	One Month ended December 31, 2001	Eleven Months ended November 30, 2001
	(In Thousands)
Revenue	$206,708	$213,194	$14,124	$410,942

Operating expenses:
Salaries, wages and benefits	139,143	142,899	9,860	202,939
Operating supplies and expenses	26,609	24,361	1,602	68,929
Purchased transportation	2,095	1,997	117	48,421
Operating taxes and licenses	5,889	6,139	405	9,886
Insurance and claims	2,855	4,334	224	10,219
Provision for depreciation	9,789	9,277	1,007	30,489
Loss (gain) on sale of property	(39)	4	(26)	(195)
Compensation and other expense related to the Yellow acquisition	3,341	—	—	—

Total operating expenses	189,682	189,011	13,189	370,688

Operating income from continuing operations	17,026	24,183	935	40,254

Other income (expense)
Interest expense	—	(22,325)	(2,018)	(216)
Other, net	(5,298)	(3,390)	120	(6,806)

	(5,298)	(25,715)	(1,898)	(7,022)

Income (loss) from continuing operations before income taxes	11,728	(1,532)	(963)	33,232
Provision (benefit) for income taxes	4,961	(593)	(524)	10,861

Income (loss) from continuing operations	6,767	(939)	(439)	22,371
(Loss) income from discontinued operations	(155)	3,782	174	—

Net income (loss)	$6,612	$2,843	$(265)	$22,371

See accompanying notes.

Roadway Next Day Corporation

Statements of Consolidated Shareholders’ Equity

and Parent Company Investment

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock
	(In Thousands)
Predecessor Company
Balance—January 1, 2001	$276,158	$29,942	$2,017	$284,862	$(40,663)
Net income	22,371	—		22,371	—
Distribution of treasury stock due to exercise of stock options	—	—	1,667	—	(1,667)
Cash dividends paid	(10,902)	—	—	(10,902)	—
Sales of treasury stock	2,084	—	—	—	2,084

Balance—November 30, 2001	$289,711	$29,942	$3,684	$296,331	$(40,246)

Successor Company
Acquisition of Arnold Industries Inc. by Roadway Corporation	$453,831
Push down of Roadway Corporation long-term debt	(325,000)
Push down of Roadway Corporation long-term debt related costs	10,826
Net loss	(265)
Transfer to parent	(12,526)

Parent company investment December 31, 2001	$126,866

Year ended December 31, 2002
Net income	2,843
Cash transfer to parent—continuing operations	(49,086)
Cash transfer to parent—discontinued operations	(18,000)
Additional parent company investment	65,736

Parent company investment December 31, 2002	$128,359
January 1 to December 11, 2003
Net income	6,612
Cash transfer to parent—continuing operations	(13,200)
Non-cash transfer to parent	(150,000)
Sale of ATS	(55,162)
Additional parent company investment	290,601

Parent company investment December 11, 2003	$207,210

See accompanying notes.

Roadway Next Day Corporation

Statements of Consolidated Cash Flows

	Successor Company			Predecessor Company
	January 1 to December 11, 2003	Year ended December 31, 2002	One Month ended December 31, 2001	Eleven Months ended November 30, 2001
	(In Thousands)
Cash flows from operating activities
Net income (loss)	$6,612	$2,843	$(265)	$22,371
Less: (loss) income from discontinued operations	(155)	3,782	174	—

Income (loss) from continuing operations	6,767	(939)	(439)	22,371
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	16,184	11,431	1,007	30,489
Loss (gain) on sale of carrier operating property	(39)	5	(26)	(195)
Changes in assets and liabilities:
Accounts receivable	(933)	(2,069)	11,098	(5,569)
Other assets	2,313	8,399	(1,771)	1,100
Accounts payable and accrued items	1,216	28,140	(9,253)	6,012
Long-term liabilities	(953)	5,400	(65)	(2,180)

Net cash provided by operating activities	24,555	50,367	551	52,028

Cash flows from investing activities
Sales (purchases) of marketable securities, net	—	7,854	1,410	(3,146)
Business acquisition, net of cash acquired	—	—	—	—
Purchases of carrier operating property	(3,135)	(7,294)	(1,455)	(27,593)
Sales of carrier operating property	1,041	407	—	—

Net cash provided by (used in) investing activities	(2,094)	967	(45)	(30,739)

Cash flows from financing activities
Long-term debt proceeds (repayments)	—	—	—	(2,184)
Dividends paid	—	—	—	(10,902)
Treasury stock activity, net	—	—	—	2,084
Transfer to parent	(13,200)	(49,086)	(12,526)	—

Net cash used in financing activities	(13,200)	(49,086)	(12,526)	(11,002)

Increase (decrease) in cash and cash equivalents from continuing operations	9,261	2,248	(12,020)	10,287
(Decrease) increase in cash and cash equivalents from discontinued operations	(38)	(10,872)	2,286	—

Cash and cash equivalents at beginning of period	12,988	21,612	31,346	31,213

Cash and cash equivalents at end of period	$22,211	$12,988	$21,612	$41,500

See accompanying notes.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements

December 11, 2003

1. Basis of Presentation

On November 30, 2001, Roadway Corporation (Roadway) acquired Arnold Industries, Inc. (Arnold), subsequently named Roadway Next Day Corporation (the Company), for cash consideration of $559,839,000, including direct acquisition costs. Included in the acquired assets of Arnold was $50,763,000 in cash, which was used to partially finance the acquisition. Also on November 30, 2001, concurrent with the acquisition of Arnold, the Company sold Arnold’s logistics business (ARLO) to members of the ARLO management team for $105,010,000 in cash. The net acquisition consideration of $427,160,000, which included $23,094,000 in income taxes paid by the Company primarily as a result of the sale of ARLO, was financed with borrowings under a new credit facility, proceeds from an accounts receivable securitization, the issuance of $225,000,000 in senior notes, and available cash.

The Company operates in the motor carrier industry, principally in the eastern United States, and provides next-day LTL and TL services. The Company’s trucking activities are conducted by its subsidiaries, New Penn Motor Express, Inc. (New Penn) and Arnold Transportation Services, Inc. (ATS). New Penn is a leading regional next-day ground LTL carrier operating primarily in New England and the Middle Atlantic States. ATS operates as an inter-regional irregular route and dedicated TL carrier, conducting operations east of the Mississippi and in the southwestern United States.

The acquisition of the Company was accounted for as a purchase business combination and, accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. The excess of the purchase price paid over the fair value of the net assets acquired, totaling approximately $269,093,000, was recorded as goodwill.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

1. Basis of Presentation (continued)

The financial statements for the periods subsequent to November 30, 2001 have been presented on the Company’s new basis of accounting (“Successor Company” or “Successor Periods”), while the results of operations for the eleven-month period ended November 30, 2001 reflects the historical results of the predecessor company (“Predecessor Company” or “Predecessor Periods”).

In accordance with Rule 3-16 of Regulation S-X, we are presenting these consolidated financial statements of Roadway Next Day Corporation. We are not presenting the separate financial statements of New Penn Motor Express because:

•	Roadway Next Day is a non-operating holding company;

•	The separate financial statements of New Penn Motor Express are substantially identical to those of Roadway Next Day Consolidated;

•	The separate financial statements of the parent Roadway Next Day are not material to an investor, and;

•	The Company would provide separate financial statements of New Penn Motor Express should Roadway Next Day commence its own operations or acquire additional subsidiaries.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

1. Basis of Presentation (continued)

On December 26, 2002, Roadway and the Company entered into an agreement to sell ATS to a management group led by the unit’s president and a private equity firm, for $55,430,000. The ATS business segment did not fit Roadway’s strategic focus of being a LTL carrier. The transaction was completed on January 23, 2003, and resulted in a gain of $150,000 net of tax.

The Company has reported the operations of ATS as a discontinued operation in the accompanying financial statements and, unless otherwise stated, the notes to the financial statements for all successor periods presented exclude the amounts related to this discontinued operation.

As a result of the sale of ATS, the Company now operates in one business segment, New Penn, which provides next-day ground LTL freight services, primarily in New England and the Middle Atlantic States.

The following table presents revenue and income from the discontinued operation for the period January 1, 2003 to January 23, 2003, and the year ended December 31, 2002:

	January 1 to January 23, 2003	Year Ended December 31, 2002
	(In Thousands)
Revenue	$9,267	$171,133

Pre-tax income from discontinued operations	$(263)	$6,251
Income tax expense	(108)	2,469

Income from discontinued operations	$(155)	$3,782

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

1. Basis of Presentation (continued)

Assets and liabilities of the discontinued operation were as follows:

	January 23, 2003	December 31, 2002
	(In Thousands)
Assets:
Current assets	$23,811	$22,025
Net carrier operating property	63,494	64,065
Other assets	1,339	1,341

Total assets	$88,644	$87,431

Liabilities:
Current liabilities	$9,811	$8,104
Long-term liabilities	24,304	24,303

Total liabilities	$34,115	$32,407

On July 8, 2003, Roadway Corporation announced that a definitive agreement had been signed under which Yellow Corporation would acquire Roadway Corporation. On December 11, 2003, the transaction was completed for approximately $1.1 billion, based on a fixed exchange ratio of 1.752 Yellow shares per Roadway share, in a half-cash, half-stock transaction.

2. Accounting Policies

Principles of Consolidation

The consolidated financial statements include the amounts and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Property and Equipment

Depreciation of carrier operating property is computed by the straight-line method based on the useful lives of the assets. The useful life of structures ranges from 15-31 years and equipment from 3-10 years.

Financial Instruments

The carrying value of the Company’s financial instruments, consisting primarily of cash equivalents, marketable securities, accounts receivable, accounts payable, investments in limited partnerships, and long-term borrowings, approximates the fair value of these instruments at December 11, 2003 and December 31, 2002.

Effective January 1, 2001, the Company adopted the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The Company does not use derivative financial instruments; therefore, the adoption of this Statement had no effect on its financial position or results of operations.

Concentrations of Credit Risk

The Company sells services and extends credit based on an evaluation of the customer’s financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

Marketable Securities

At December 11, 2003 and December 31, 2002, the Company’s marketable securities consist principally of U.S. Government securities, municipal bonds, and equity securities, and have been classified as “available for sale” in accordance with the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Realized gains and losses on the sale of securities are recognized using the specific identification method and are included in other income in the statements of consolidated income. Interest and dividends are included in investment income.

The fair value of the Company’s marketable equity securities traded on a national securities exchange is determined by the last reported sales price on the last business day of the year. U.S. Government securities are valued based on quoted market prices using yields currently available on comparable securities of issuers with similar credit ratings.

Goodwill

Goodwill represents costs in excess of net assets of acquired businesses, which for the predecessor periods, was amortized using the straight-line method primarily over a period of 40 years.

In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the purchase method for all business combinations initiated after June 30, 2001. SFAS No. 141 also clarifies the criteria for recognition of intangible assets separately from goodwill. Under SFAS No. 142, separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. SFAS No. 142 also eliminates the amortization of goodwill and indefinite-lived intangible assets for assets acquired after June 30, 2001, and all other goodwill on January 1, 2002.

As of December 31, 2002, the Company had net unamortized goodwill of $269,093,000 recorded in connection with the acquisition by Roadway on November 30, 2001. Amortization of previously existing goodwill resulting from the Company’s earlier acquisitions was ended effective January 1, 2002. Goodwill amortization was $0 in 2003, $0 in 2002, and $221,000 in the 2001 predecessor period. The Company’s goodwill amortization was not deductible for tax purposes in the predecessor periods.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

The Company completed the required transitional goodwill impairment test under SFAS No. 142 effective June 15, 2003 which did not indicate any impairment. As a result of finalizing the purchase price allocation during the fourth quarter of 2002, goodwill reflected in the ATS segment preliminary purchase price allocation was reallocated to the New Penn segment. Accordingly, all goodwill resulting from the acquisition by Roadway has been recorded in the New Penn business segment at December 11, 2003. The Company updated its goodwill impairment test at December 31, 2002 due to the reallocation of goodwill previously recorded in the ATS business segment. The performance of the updated impairment test did not indicate any impairment of goodwill.

Casualty Claims Payable

Casualty claims payable accruals represent management’s estimates of claims for property damage and public liability and workers’ compensation. The Company manages casualty claims with assistance of a third party administrator (TPA), along with oversight by a major risk management provider. The Company is self-insured for these claims with retention generally limited to $3,000,000. The Company and its TPA closely monitor the liability balances by using actual adjuster evaluations of each claim. Expenses resulting from workers’ compensation claims are included in salaries, wages, and benefits in the accompanying statements of consolidated income.

Revenue Recognition

For the Predecessor periods, revenues are allocated between reporting periods based on relative transit time in each reporting period with related operating expenses recognized as incurred. In the Successor periods, revenues are recognized as earned on the date of freight delivery to the consignee. Related operating expenses are recognized as incurred.

Stock-Based Compensation

In the Predecessor periods, the Company accounted for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. The Company does not have any stock-based compensation plans in the Successor periods.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Impairment of Long-lived Assets

In the event that facts and circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down is required. No impairment charge was required for any period presented.

Investments in Limited Partnerships

The Company’s investments in low-income housing limited partnerships reflect their cash investment plus the present value of required future contributions net of amortization of any excess of cost over the estimated residual value.

Income Taxes

The Company is included in a consolidated tax-filing group with Roadway for federal income tax purposes. The Successor Period federal and state income tax provision and related obligation is calculated on a separate return basis as if the Company was a separate taxpayer. The Company files tax returns and pays taxes due on a stand-alone basis for state income tax purposes in jurisdictions where such filings are required.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

In accordance with SFAS No. 109, Accounting for Income Taxes, deferred income taxes are accounted for by the liability method, wherein deferred tax assets or liabilities are calculated on the differences between the bases of assets and liabilities for financial statement purposes versus tax purposes (temporary differences) using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax expense in the consolidated statements of income is equal to the sum of taxes currently payable plus an amount necessary to adjust deferred tax assets and liabilities to an amount equal to period-end temporary differences at prevailing tax rates.

Reclassifications

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 financial statement presentation.

3. Marketable Securities

At December 31, 2003 and 2002, the Company’s available-for-sale securities consist primarily of municipal bonds and fixed income equity securities. Due to the nature of the instruments, their carrying values and fair market values are equal and no unrealized gains and losses exist at the balance sheet dates. The net realized gains and losses on sales of marketable securities recorded were not significant for all periods presented.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

4. Carrier Operating Property

Carrier operating properties consist of the following:

	December 11, 2003	December 31, 2002
	(in thousands)
Land	$14,258	$16,830
Structures	35,723	33,465
Revenue equipment	33,039	33,147
Other operating property	14,487	11,529
Construction in progress	5,339	5,883

Carrier operating property, at cost	102,846	100,854
Less allowance for depreciation	19,889	10,240

Net carrier operating property	$82,957	$90,614

5. Financing Arrangements

Long-term obligations consist of the following:

	December 11, 2003	December 31, 2002
	(in thousands)
Payable to Roadway Corporation	$150,000	$307,216
Less current portion	—	(33,703)

Long-term payable to Roadway Corporation	$150,000	$273,513

Amounts payable to Roadway represents a long-term note payable to Roadway Corporation at December 11, 2003, and long-term debt pushed down to the Company in connection with the acquisition of Arnold at December 31, 2002. On December 10, 2003, Roadway Next Day executed a $150 million ten-year 8.25% Promissory Note to Roadway Corporation. Interest is due and payable quarterly, and the principal is due at maturity.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

5. Financing Arrangements (continued)

At December 31, 2002, Roadway Corporation had in place a senior revolving credit facility with a sublimit for letters of credit that expired November 30, 2006. The credit facility was terminated effective December 11, 2003 upon consummation of the Yellow transaction. The original amount of the senior revolving credit facility was $150,000,000 with a $100,000,000 sublimit for letters of credit, which was amended on August 6, 2002. The result of the amendment increased the senior revolving credit facility to $215,000,000 and increased the sublimit for letters of credit to $165,000,000. Pricing under the revolving credit facility was at a fluctuating rate based on the alternate base rate as determined by Credit Suisse First Boston (CSFB) or LIBOR, plus an additional margin of 0.50% and 1.50%, respectively. In addition, there is a commitment fee of 0.40% on undrawn amounts. As of December 31, 2002, there were no amounts outstanding under the revolving credit facility, but availability had been reduced by $112,162,000 as a result of the issuance of letters of credit, primarily related to casualty claims.

The credit facility also included a $175,000,000 senior term loan, which was drawn in full to partially fund the acquisition of Arnold. After-tax proceeds of $75,000,000 from the sale of ARLO were used to pay down borrowings on this facility in 2001. Pricing under the term loan is at a fluctuating rate based on the alternate base rate as determined by CSFB or LIBOR, plus an additional margin of 0.50% and 1.50%, respectively. Prior to the acquisition by Yellow, Roadway Corporation paid the Senior term loan in full.

Also in connection with the acquisition of Arnold on November 30, 2001, Roadway Corporation issued $225,000,000 of 8.25% senior notes due December 1, 2008. Interest is due semi-annually on June 1st and December 1st.

Roadway’s financial liquidity and consolidated results of operations, including the ability to make required payments with respect to its indebtedness and other obligations, are dependent on the financial condition and results of operations of its subsidiaries. There are no restrictions on the ability of the Company to transfer funds to Roadway.

The financing arrangements include covenants that require Roadway to comply with certain financial ratios, including leverage and fixed-charge coverage ratios, and maintenance of a minimum level of tangible net worth.

Interest paid under these arrangements amounted to $19,327,000 in 2003 and $22,325,000 in 2002.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

6. Income Taxes

Consolidated income tax (benefit) expense consists of the following:

		Successor Company		Predecessor Company
	January 1 to December 11, 2003	Year Ended December 31, 2002	One Month Ended December 31, 2001	Eleven Months Ended November 30, 2001
	(In Thousands)
Currently payable:
Federal	$6,767	$1,141	$(620)	$10,666
State	1,674	79	(136)	2,467

	8,441	1,220	(756)	13,133

Deferred:
Federal	(3,131)	(1,636)	209	(1,967)
State	(349)	(177)	23	(305)

	(3,480)	(1,813)	232	(2,272)

Total income tax (benefit) expense	$4,961	$(593)	$(524)	$10,861

The income tax resulting from the effective tax rate differs from the income tax calculated using the federal statutory rates as set forth in the following reconciliation:

		Successor Company		Predecessor Company
	January 1 to December 11, 2003	Year Ended December 31, 2002	One Month Ended December 31, 2001	Eleven Months Ended November 30, 2001
Statutory federal income tax	$4,105	$(536)	$(337)	$12,518
State income taxes, net of federal income tax benefit	861	(64)	(73)	1,506
Non-deductible operating costs	146	146	(5)	(22)
Excise taxes	154
Acquisition costs	321
Section 280G limitations	263
Other, net	(889)	(139)	(109)	(3,141)

Effective tax	$4,961	$(593)	$(524)	$10,861

Income tax payments amounted to $1,354,000 in 2003 and $1,788,000 in 2002.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

6. Income Taxes (continued)

Significant components of the Company’s deferred taxes at December 11, 2003 and December 31, 2002 respectively, are as follows:

	December 11, 2003	December 31 2002
	(In Thousands)
Deferred tax assets:
Freight and casualty claims	$3,735	$4,316
Accrued employee benefits	3,194	3,342
Other	1,774	311

Total deferred tax assets	8,703	7,969
Deferred tax liabilities:
Depreciation	11,360	12,300
Other	441	2,247

Total deferred tax liabilities	11,801	14,547

Net deferred tax liabilities	$3,098	$6,578

7. Leases

The Company leases certain property under noncancellable operating leases requiring minimum future rentals aggregating approximately $1,182,000 payable as follows: 2004—$439,000; 2005—$347,000; 2006—$216,000; 2007—$62,000; 2008 and thereafter $118,000. Rental expense for operating leases was $327,000 in 2003 and $283,000 in 2002.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

8. Employee Benefit Plans

The Company charged to operations $12,201,000, $12,311,000, $972,000, and $11,070,000, during the period January 1, 2003 to December 11, 2003, the year ended December 31, 2002, the one-month ended December 31, 2001, and the eleven-months ended November 30, 2001, respectively, for contributions to multi-employer pension plans for employees subject to labor contracts. The Company also charged to operations $12,275,000, $11,923,000, $858,000, and $10,214,000 during the same periods for contributions to multi-employer plans that provide health and welfare benefits to employees and certain retirees who are or were subject to labor contracts. These amounts were determined in accordance with provisions of industry labor contracts. Under provisions of the Multi-employer Pension Plan Act of 1980, total or partial withdrawal from a plan would result in an obligation to fund a portion of the plan’s unfunded vested liability.

Management has no intention of changing operations so as to subject the Company to any material obligation.

The Company also has a trusteed profit sharing plan and two 401(k) plans for employees meeting certain eligibility requirements. The Company contributed approximately $448,000 $1,608,000, $140,000, and $1,575,000 to the profit sharing plan during the period January 1, 2003 to December 11, 2003, the year ended December 31, 2002, the one-month ended December 31, 2001, and the eleven-months ended November 30, 2001, respectively, and $0, $0, $0, and $448,000 to the 401(k) plan during the same periods.

The Company also provides an unfunded, supplemental defined benefit pension plan for certain key officers and employees. The actuarially determined benefit obligation recorded by the Company was $2,026,000 and $1,917,000 at December 11, 2003 and December 31, 2002, respectively. Net periodic benefit expense during the period January 1, 2003 to December 11, 2003, the year ended December 31, 2002, the one-month period ended December 31, 2001, and the eleven-month period ended November 30, 2001 amounted to $148,000, $165,000, $14,000, and $154,000, respectively. Total benefits paid to plan participants in 2003, 2002, and 2001 were $103,000, $70,000, and $70,000, respectively. The discount rates utilized in 2003, 2002, and 2001 were 6.25%, 6.75%, and 7.0%, respectively.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

9. Segment Information

The Company currently provides freight services in one business segment, New Penn. The New Penn segment provides next day service in the Northeast region of the United States. A second segment, ATS, provided irregular route and dedicated truckload services throughout the eastern, midwestern, and southwestern regions of the United States. On December 26, 2002, Roadway and the Company entered into an agreement to sell ATS. The sale was completed on January 23, 2003. The Company has reported the operations of ATS as a discontinued operation for all successor periods presented. A third segment, ARLO, specialized in integrated distribution services, order fulfillment, and contract packaging services primarily in Pennsylvania and Texas. On November 30, 2001, concurrent with the acquisition of Arnold, the Company sold Arnold’s logistics business (ARLO) to members of the ARLO management team.

The reportable segments are identified based on differences in products, services, and management structure. The accounting policies of each business segment are consistent with those described in Note 2, Accounting Policies. The measurement basis of segment profit or loss is operating income. Business segment assets consist primarily of customer receivables, net carrier operating property and goodwill. No single customer represented 10% or more of the Company’s sales during any period presented.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

9. Segment Information (continued)

The following table presents information about reported segments for the period ended December 11, 2003, the year ended December 31, 2002, the one-month period ended December 31, 2001, and the eleven-month period ended November 30, 2001:

	New Penn	ATS		ARLO		Total
	(In Thousands)
2003 Successor Period:
Operating revenues	$206,708	$		$		$206,708
Operating income	17,026					17,026
Total assets	406,190					406,190
Depreciation and amortization	9,107					9,107
Purchase of property and equipment	3,392					3,392

2002 Successor Period:
Operating revenues	$213,194	$		$		$213,194
Operating income	24,183					24,183
Total assets	408,021					408,021
Depreciation and amortization	10,969					10,969
Purchase of property and equipment	6,853					6,853

2001 Successor Period:
Operating revenues	$14,124		$—		$—	$14,124
Operating income	936		—		—	936
Total assets	399,189		—		—	399,189
Depreciation and amortization	967		—		—	967
Purchase of property and equipment	819		—		—	819

2001 Predecessor Period:
Operating revenues	$199,683		$158,676		$52,583	$410,942
Operating income	29,797		3,864		6,256	39,917
Total assets	174,852		131,558		59,682	366,092
Depreciation and amortization	10,971		14,991		3,988	29,950
Purchase of property and equipment	16,588		4,155		6,263	27,006

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

9. Segment Information (continued)

A reconciliation of total segment operating income to consolidated net income before taxes for the period January 1, 2003 to December 11, 2003, the year ended December 31, 2002, the one-month period ended December 31, 2001, and the eleven-month period ended November 30, 2001, and for total segment assets to consolidated assets at December 11, 2003 and December 31, 2002 are as follows:

	Successor Company			Predecessor Company
	January 1 to December 11, 2003	Year Ended December 31, 2002	One Month Ended December 31, 2001	Eleven Months Ended November 30, 2001
	(In Thousands)
Total segment operating income	$17,026	$24,183	$936	$39,917
Unallocated corporate operating income (loss)	—	—	(1)	337
Interest (expense)	—	(22,325)	(2,018)	(216)
Other (expense) income, net	(5,298)	(3,390)	120	(6,806)

Consolidated (loss) income from continuing operations before income taxes	$11,728	$(1,532)	$(963)	$33,232

Total segment assets	$406,190	$408,021	$399,189	$366,092
Assets of discontinued operation	—	87,431	134,936	—
Unallocated corporate assets	4,422	25,010	32,338	29,813
Elimination of intercompany balances	(3,487)	(6,418)	(366)	(22,597)

Consolidated assets	$407,125	$514,044	$566,097	$373,308

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

10. Commitments and Contingencies

Various legal proceedings arising from the normal conduct of business are pending but, in the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

11. Related Party Transactions

Accounting and legal fees totaling approximately $1,070,000 in the eleven months ended November 30, 2001 were paid or accrued to firms in which certain directors had financial interests in Arnold prior to the acquisition.